Exhibit 99.48

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

December 19, 2018

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on December 19, 2018 and disseminated on newswires in Canada and United States.

Item 4 -	Summary of Material Change

Prof. Simon Best appointed interim CEO of Prometic Life Sciences

Item 5 -	Full Description of Material Change

The Board of Directors of Prometic Life Sciences Inc. (“Prometic” or the “Corporation”) announced that it has named Prof. Simon Best as Interim Chief Executive Officer, effective immediately. Prof. Best has been the Chairman of the Prometic Board of Directors since May 2014 and has over 30 years of global life sciences expertise with a focus on business development, strategic planning and product commercialization. He has served as CEO of several biotech companies and as both Vice-Chair of the US Biotechnology Industry Organisation (BIO) and Chair of the UK BioIndustry Association (BIA).

Dr. Best succeeds Mr. Pierre Laurin who has stepped down from his management and board responsibilities, effective immediately. The Corporation is appointing a top-tier global search firm to commence the search for a permanent CEO.

“We recognize and deeply appreciate the valuable contribution that Pierre has made in founding and building Prometic over 24 years. Under his leadership, Prometic advanced its lead assets Ryplazim™ and PBI-4050 towards commercialization and he has endowed Prometic with a rich pipeline of promising follow-up compounds,” says Prof. Best. “We are pleased that Pierre has agreed to support Prometic during the transition to new leadership. I also thank the Prometic management team and our very capable staff worldwide for their critical contributions and continued dedication to the tasks at hand, and we are excited to undertake a fresh look at our strategy to increase and unlock value for shareholders.”

The Corporation is also pleased to announce that Mr. Zachary Newton has been appointed to the Board of Directors as the second designee of Structured Alpha LP, an affiliate of Thomvest Asset Management Inc.

“I look forward to supporting Prometic in its leadership transition and evaluation of a new strategic direction,” says Mr. Newton. “Prof. Best and his management team have Thomvest’s full support, and we are confident in Prometic’s future.

“I am pleased to welcome Mr. Newton, who will bring senior-level strategic and financial expertise, along with working knowledge of Prometic, that will be of great support during this transitionary time,” adds Prof. Best. “The Board is committed to ensuring that there is no loss of momentum in completing the additional work required to re-submit the Ryplazim™ BLA, the timely submission of an IND for the Ph III pivotal clinical trial of PBI-4050 in Alstrom Syndrome and continued business development initiatives.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Legal Officer and

Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

December 19, 2018

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Legal Officer and
Corporate Secretary